SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of    September   , 2003

Bennett Environmental Inc.

(Translation of registrant’s name into English)

Suite 208, 1540 Cornwall Road, Oakville ON L6J 7W5

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

     Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12, is not eligible for exemption under Rule 12g3-2(b). Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☐

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-             .

SIGNATURES
NEWS RELEASE

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bennett Environmental Inc. (Registrant)

Date: September 10, 2003	By:	/s/ John Bennett [Print] Name: John Bennett Title: Chief Executive Officer

For Immediate Release

Bennett Environmental Receives Approval to Construct a New Thermal
Oxidation Soil Treatment Facility in Belledune, New Brunswick

Oakville, Ontario – September 9, 2003 – Bennett Environmental Inc., a North American leader in the treatment of contaminated soils, announces that after a thorough and comprehensive review of its permit application, the Government of New Brunswick has approved construction of a thermal oxidation soil treatment facility. The facility is to be located near Belledune in northeastern New Brunswick and will be a key partner in the Renviro environmental industrial park.

Bennett’s facility, Récupère Sol Inc. located in Saint Ambroise, Quebec has successfully employed the proprietary, state-of-the-art high-temperature thermal oxidation technology for over six years. The technology destroys all contaminants below detection levels to meet the regulatory requirements. Independent testing has consistently proven that the technology operates well within the most stringent criteria in North America.

“I am very pleased with the decision made by the Government of New Brunswick and the community of Belledune,” said John Bennett, Chairman and CEO of Bennett Environmental. The Belledune area is a perfect location for our treatment facility; it has excellent road, rail and sea access from eastern Canada and the northeast United States and a good supply of skilled labour. We are looking forward to working with the people of the region and are pleased we will have the opportunity to contribute to the local and regional economy through our direct investment and the use of our environmentally safe technology.”

“Engineering and planning for the construction phase of this CDN$20 million project has been on-going over the last several months”, said Danny Ponn, Chief Operating Officer at Bennett. “The actual construction will commence as soon as possible. Plant start-up and commissioning will take place in Spring 2004 and following a successful source testing, an operational permit and full production is expected by mid-year 2004. The proposed facility will be capable of treating up to 100,000 tonnes annually of hydrocarbon and creosote impacted soils. A Community Environmental Liaison Committee was established in April 2003 and will continue monitoring the operational permitting phase and operation as long as the residents of Belledune consider it necessary.”

About Bennett Environmental Inc.

Bennett Environmental Inc., through its thermal oxidation process, is a North American leader in the treatment of contaminated soil. Bennett provides thermal solutions to contamination problems throughout Canada and the US. Bennett Environmental is listed on the Toronto Stock Exchange (Trading Symbol “BEV”) and the American Stock

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Press Release	PR 120 – 2003 09 9

For Immediate Release

Exchange (Trading Symbol “BEL”). For information, please visit the Bennett Environmental website at www.bennettenv.com, or contact John Bennett at the Vancouver office (604) 681-8828 or Rick Stern at the Oakville office (905) 339-1540.

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